Filed by SUPERVALU INC.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: SUPERVALU INC., File #1-5418


   CONFERENCE CALL TRANSCRIPT

   SVU - Q4 2006 Supervalu Inc. Earnings Conference Call

   Event Date/Time: Apr. 18. 2006 / 10:00AM ET


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CORPORATE PARTICIPANTS
 PAM KNOUS
 SUPERVALU INC. - EVP, CFO

 YOLANDA SCHARTON
 SUPERVALU INC. - VP, IR

 JEFF NODDLE
 SUPERVALU INC. - CHAIRMAN, CEO


CONFERENCE CALL PARTICIPANTS
 JOHN HEINBOCKEL
 GOLDMAN SACHS - ANALYST

 JASON WHITMER
 FTN MIDWEST RESEARCH - ANALYST

 MARK HUSSON
 HSBC INVESTMENT BANK - ANALYST

 LOUIS SARKES
 CHESAPEAKE PARTNERS - ANALYST

 STEVE CHICK
 J.P. MORGAN - ANALYST

 MEREDITH ADLER
 LEHMAN BROTHERS - ANALYST

 AJAY JAIN
 UBS WARBURG - ANALYST

 SCOTT FROST
 HSBC INVESTMENT BANK - ANALYST

 ERIC LARSON
 PIPER JAFFRAY - ANALYST



 PRESENTATION



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OPERATOR


 Good morning ladies and gentlemen. Welcome to SUPERVALU's fiscal 2006 fourth quarter and year end conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. Please note that this conference is being recorded.

I will now turn the call over to Ms. Yolanda Scharton, Vice President, Investor Relations.


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 YOLANDA SCHARTON  - SUPERVALU INC. - VP, IR


 Thank you and welcome everyone. On today's call are Jeff Noddle, SUPERVALU's Chairman and Chief Executive Officer, and Pam Knous, Corporate Executive Vice President and Chief Financial Officer.

I remind you as always that the information presented and discussed today includes forward-looking statements, which are made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. The risks and uncertainties related to such statements are detailed in our fiscal 2005 10-K, as well as subsequent filings related to SUPERVALU's proposed acquisition of certain assets of Albertson's.

Before I turn over the call to Jeff, a quick note about today's call. We plan to keep our prepared remarks to a minimum today, and as you know, we are in the final stages of completing the acquisition of premier retail properties of Albertson's, and we're close to achieving a number of additional milestones as we work towards closing the deal. The merger proxy is being reviewed by the SEC, and we are hopeful it will be finalized and declared effective by mid-May at the latest. Coincident with that, we would be in a position to file our 10-K, and we would reach out to shareholders to discuss the merits of the acquisition, and the prospects of the combined company.

Finally, we expect to close by mid-June. Given this timeline and the intense focus on these activities, we will not be providing any fiscal 2007 guidance for SUPERVALU today, until we are farther along in our transition planning efforts. Rather, we will follow the timeline I have just mapped out. After today's call, we will have a Q&A session at the end. Please limit yourself to one question so we can accommodate everyone. As always, I will be available after the call for additional questions.

Here is Jeff.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Thank you, Yolanda and good morning to everyone, and thank you for joining us. As Yolanda mentioned, the transaction is moving along as planned, and we fully expect to close this transforming acquisition by mid-June. SUPERVALU and Albertson's, as well as CVS and Cerberus, are working to complete the extensive documentation and regulatory filings to allow this very complex transaction to be closed as structurally required, to effect the sale of the standalone drug operations to CVS, the premier retail properties of Jewel, Shaw's and Star Markets, Acme, Bristol Farms and the standalone Albertson's stores in southern California and the northwestern United States, as well as the in-store pharmacies under the names of Sav-on and Osco, and then the other properties to Cerberus.

The opportunity to acquire some of the best retail grocery properties in the Company and create a retail business model, where approximately 73% of our combined retail revenues are derived from markets with a #1 or #2 share is unprecedented, and we're well prepared to seize this opportunity.

To reemphasize some of the information we shared with you in our March investor presentation, which can still be found on our website, we believe we paid the right price for these premier properties, which for the most recently completed year delivered EBITDA to sales of 7.2%, as reported by Albertson's management. On a simple combination basis for last year, excluding synergies, the transaction is double-digit accretive. We firmly believe the synergies are achievable, but more on that later.

The cash flow characteristics of the business allow for the use of leverage to effect the transaction, while continuing to make the necessary investments in the business, and steadily improving the credit characteristics. Similarly the opportunity to create an executive management team from the bench of two successful premier organizations, is something we seldom have the chance to do, and I have that opportunity today.

To that end, I am in the process of finalizing my direct reports who will represent the executive leadership team of the new SUPERVALU. I plan to announce this new team, which will begin to shape the identity of the new SUPERVALU by early May. This new team will deepen and broaden both our retail and supply chain bench.

I also recently visited all of the new operating divisions of Albertson's, and met with all of their leadership. The strength of those teams is impressive, and remember that we have no overlap in the operating territories whatsoever.

I am very confident that the new SUPERVALU will be uniquely positioned in the retail grocery industry, with a premier leadership team to not only leverage the scale of the new combined company, but to deliver the most effective and innovative locally-driven merchandising model, allowing us to be successful in today's competitive landscape.

As Yolanda mentioned, we have a host of items that we're working to finalize. The merger proxy is being reviewed by the SEC, and we are hopeful that it will be finalized and declared effective by mid-May at the latest. We continue to work on our transition plans, and we plan to provide earnings guidance as soon as possible. Once these transition plans are further along, hopefully again by mid-May. At that time, we would reach out to shareholders to discuss the merits of the acquisition and the prospects for the new combined company. Last, as Yolanda mentioned, we should close by mid-June.

I would now like to update you on the efforts to combine the Albertson's acquired properties with SUPERVALU. There have been 10 transition teams across critical functions formed, ranging from Retail operations, Merchandising, Marketing, Logistics, Finance, IT, HR, Communications, and more, and are identifying the Best Practices to leverage across both organizations.

We have over 200 people engaged with equal representation from both SUPERVALU and Albertson's. Regular oversight is provided by the enterprise office, staffed by select executives, again from both companies. We have already invested many hours in this process and just held our third steering committee meeting last Friday in Boise. I am very pleased with the progress made to date since we announced this transaction just in late January.

As we have described for you our efforts to combine these organizations is a very collaborative process with key management of both companies. Also remember again that this transaction is structured in such a way that there is no end market overlap thereby focusing the synergy efforts on lower risk, back office-related activities and public company, and not operations. I am pleased to report that all the work to-date supports our original synergy estimates and time frames, as well as estimates for one-time costs relating to the combination activities. We have yet seen nothing that changes that perspective.

Our efforts have been focused on ensuring that day 1 of the new enterprise will be smooth, the right path has been set to deliver the economics of the combined enterprise, and the organization structure is positioned to harness the collective strength that our combined expertise will offer.

Before I turn the call over to Pam, who will cover the fourth quarter results, I want to emphasize that at the operations level, we continue to focus on day-to-day execution. Since there will be again virtually no overlap with our existing retail network, our retail banners and local management team can stay focused on their programs, competitive environment, and serving customers. Fiscal year 2006 was the year we invested in new growth initiatives, and then turned our energies on what we believe will be a truly transformational acquisition for SUPERVALU.

At SUPERVALU, while some of the initiatives we implemented in fiscal 2006 were small in comparison to what we have ahead of us with the combination of these two companies, we believe they demonstrate our commitment to create innovative retailing solutions and services. Here is a few examples.

The launch of W. Newell & Company, our new special produce company, addresses the growing consumer demand for fresher higher quality produce, including organics. We now serve more than 500 customers and ship more than 300,000 cases per week. It took a while, but I am very pleased that our service levels now exceed 96%, and inventory turn on the top 100 fresh items is below 1.5 days.

The launch of a new retail format, Sunflower Market, represents a new value priced natural and organic retail format, that leverages our small box retail expertise, to make naturals and organic products available to a much wider spectrum of shoppers at attractive price points. This is just but one example of our unique multi-format retail strategy that leverages the strong supply chain backbone, and empowers our associate team through customized and innovative local merchandising. Our first store is performing well, and at least three new stores are coming on-stream by October.

Another activity launched this year is the introduction of SUPERVALU's Nature's Best brand of private label natural and organic products across the SUPERVALU network. These proprietary products will not only be featured in Sunflower, but will also be available to all of our corporate stores and our supply chain customers. Nearly 100 SKUs will be on store shelves next week, and we expect to have more than 40 additional products rolled out by this fall.

In fiscal 2006 we continued our focus on further enhancing the competitiveness of our store fleet through on-going remodeling initiatives. Our corporate owned regional store fleet finished the fiscal year in strong condition, with roughly 80% of the stores, new or newly remodeled within the last seven years. At Save-A-Lot, 50 licensed stores were remodeled this past year, updating earlier generations of Save-A-Lot stores to current new store standards, including equipment and branding image. A commitment to remodeling provides the platform from which to launch new, innovative, regionally-tailored merchandising programs that respond to our changing demographics.

In fiscal 2006, we also aggressively invested in future state supply chain technologies to enhance our supply chain potential. This next generation logistics and material handling technology is an example of our unparalleled supply chain expertise and commitment to separating ourselves from our competitors, that can be leveraged across a wider network of both company-owned stores as well as our independent supply chain customers.

While Pam will cover this in more depth, fiscal 2006 was a year where we also divested nonstrategic assets, most notably Shop 'n Save stores in Pittsburgh, the standalone Deals stores, as well as the Cub stores in Chicago, as we continue to drive to enhance our return on invested capital.

Now I would like the turn the call over to Pam to walk through your fiscal 2006 fourth quarter and full year results.


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 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 Thanks, Jeff and good morning. I will quickly discuss the landscape and our results for the quarter and full year. During our fourth quarter which ran from early December until late February, higher fuel prices continued to pressure the sales environment, and consumers maintained a relatively defensive spending posture. Also the competitive landscape remained promotional, as retailers invested in gross margins to cultivate sales. The retailing industry has also stepped up its remodeling activity, and product cost increases or food inflation, increased over the prior year by more than 2%, with the produce and grocery categories generating the largest year-over-year increases.

Now to our results, we reported fourth quarter total net sales of 4.6 billion, relatively unchanged in comparison to last year's fourth quarter. Total net sales reflected disposition of our Cub properties in Chicago, and sale of certain individual Pittsburgh stores late in the quarter. When you include the March sale of Deals, these divestitures would represent approximately 900 million in sales on an annual basis.

The decrease in retail sales in the fourth quarter was offset by improved sales performance in our supply chain services segment, including sales from the acquisition of TLC. The Company reported fourth quarter diluted earnings per share of $0.04, which reflected a host of items during the quarter, totaling approximately 72 million after tax, or $0.51 per diluted share, related to our sale of 26 Cub Chicago stores, which had a $0.42 per diluted share impact, and as you know, these stores were sold to facilitate our pending acquisition.

The Q1 fiscal '07 sale of 138 Deals stores for which we incurred a $0.06 per share impairment charge, related to technology investments, the sale of Pittsburgh stores to independent retailers, which accounts for approximately $0.02 per share, primarily for store sales occurring in Q4, and as well as approximately $0.01 per share of incremental cost, relating to our ongoing efficiency and automation initiatives in our supply chain segment.

Gross profit as a percent of sales was 14.7%, down approximately 60 basis points from last year's fourth quarter, primarily reflecting the change in customer mix, higher LIFO expense, and losses incurred related to minority-owned investments. Selling and administrative as a percent of sales increased to 13.9%, approximately 210 basis points higher than last year's fourth quarter.

The increase as a percent of sales primarily reflects the charges taken in the quarter related to Cub Chicago, Deals, and Pittsburgh. Absent these items SG&A was 11.5% versus 11.8% reflecting lower benefit and incentive related costs, which more than offset higher expenses, primarily utilities and property taxes.

So to recap the year, on January 10th we updated full year fiscal '06 guidance on a fully diluted basis, to $1.89 to $1.94 per share, which includes $0.43 per share of charges through the first nine months of the year. Since that date, we have separately announced the sale of our stores in Chicago, and an impairment charge incurred as a result of our decision to sell the standalone Deals stores.

So let's reconcile for the full year. We reported diluted earnings per share of $1.46. This included the following per share amounts: $0.42 for Cub Chicago, $0.26 for Pittsburgh, $0.09 for growth initiatives, $0.06 for Deals, $0.02 for Katrina, and $0.02 for terminated acquisition activities for a total of $0.87 in charges. Therefore on an adjusted basis, this equates to $2.33 per diluted share, which also includes $0.02 of restructuring charges. Excluding the previously disclosed $0.09 of supply chain growth initiatives, results are $2.24 per share, matching consensus. In total, our full year results were in-line with our guidance.

Several of these items will impact fiscal '07 results. As the sale of the Pittsburgh stores and Deals are finalized, we expect to incur an additional $0.03 to $0.04 per share of charges in the first half of fiscal 2007. In addition we will continue to invest in the supply chain automation project throughout fiscal 2007, and are hopeful of a launch after the year end holidays.

I would now like the turn my comments to the pending acquisition. As you know one of our priorities is to appropriately deploy capital across our expanded retail network. We wanted to share with you some of the anticipated capital plans for next year.

As we shared with you on past investor calls, the CapEx spend for next year is a combination of the two companies existing plans, or approximately 1.1 billion. Many of these projects are well under way, but we thought we would highlight just a few for you. Jewel is planning on six new stores, including 18 major remodels. Shaw's is planning on five new stores, including 14 major remodels, southern California Albertson's is planning on six new stores, 13 major remodels, Farm Fresh is planning on five new stores, three major remodels. Shop 'n Save St. Louis, four new stores, two major remodels. Acme, two new stores, eleven major remodels, and Shopper's Food Warehouse, two new with seven major remodels.

This represents a total of 30 new stores before five stores for Sunflower, and approximately 75 for Save-A-Lot, with approximately 35 corporate locations. Save-A-Lot will actually be entering two new markets this next year, the Pacific Northwest and south Texas, as well, their remodel program although rolling out slower than originally anticipated, should result in a total of 250 remodel locations by the end of fiscal '07.

We have also said on a go forward basis, we will have the opportunity to prioritize the capital spend across the entire new combined company. As you are aware, SUPERVALU has spent the last several years upgrading its entire fleet, achieving 80% new or newly remodels in the last seven years, for the first time in fiscal 2005. Albertson's currently estimates that its fleet age would be approximately 85% new or newly remodeled over the last ten years.

We will be committed to investing across the entire network to achieve the 80% goal of new or newly remodeled in the last seven years, over the next few years with the majority of the capital spend being in projects that impact our customer's in-store shopping experience. Our new store and remodeling plan reinforces our commitment to our store fleet, but also positions us competitively against our peers, in terms of capital spending as a percent of retail sales. As we presented to you in our March road show.

In regards to financing for the acquisitions, we are very pleased with the progress we have made to put in place our new $4 billion facility. We have completed syndication through the agent phase, and expect to launch full syndication in early May. The general terms, conditions, and structure are as disclosed in our proxy statement, with the only security being the pledge of stock in U.S. subsidiaries, subject to limitations in the existing indentures.

Many of you have probably seen Moody's recent rating actions lowering ratings for both SUPERVALU and Albertson's. We certainly expected this action, and with the transaction clearly headed towards closing in June, Moody's believed it appropriate to lower the rating at this time.

At year end, I am very pleased to report our strong cash position of $686 million. It reflects strength of operations, a year-over-year 1 day reduction in inventory day supply, no significant or unusual tax liabilities, and therefore this cash is substantially available to fund a component of the total cash required for the acquisition. Even though not associated with the acquisition, the cash proceeds from the sale of Deals are also now available, along with any positive cash flow we generate between now and closing.

You may have noted that the New York Stock Exchange has posted our tentative shareholders meeting date as May 30, 2006. We are still in the SEC review process, but as a matter of mechanics, we needed to select a record date, and a corresponding meeting date. The May 30 date merely reflects the earliest practical date, and is subject to change. The actual meeting date will depend on how long it takes to complete the SEC review process. We are hopeful for an early to mid-June closing date.

We are well positioned to close on the acquisition. We will apply a disciplined approach to manage our assets to improve financial returns, and credit statistics over time, with a goal to return to investment grade over the next several years. Now I would like the turn the call back to Jeff.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Thanks, Pam. To recap, SUPERVALU is poised to acquire the premier retail properties of Albertson's, which totals more than 1100 stores. We believe that this is indeed the right deal at the right time. The transaction would make SUPERVALU the #3 grocery retailing company in the country, and we believe this deal makes tremendous sense on many fronts.

First, it will strengthen the footing of both companies, as we address the changing competitive environment and consumer preference. Grocery preferences are intensely localized, and this deal will create a national grocery retail footprint, with the end market intelligence and format flexibility to properly cater to the customer, with the choice of merchandising, shopping experience, and price.

Next this deal will be truly transformational in scope and scale. Retail revenue will jump from just over 50% of our overall mix to date to roughly 80%. Today, EBITDA derived from retail is about 67%. This deal will catapult that number to nearly 90%. I will reiterate the new SUPERVALU will generate approximately 73% of retail revenues from markets with #1 or #2 share positions.

Third, the deal will create a significantly more profitable company, when excluding one-time transaction costs we expect the transaction to be immediately double-digit accretive, which is very unusual for a deal of this size, using both leverage and additional equity.

Fourth, our commitment to managing this business for cash flow means that we will have sufficient cash to both fuel the capital expenditure required to stay competitive, and steadily pay down debt, as we march back to investment grade.

Finally, the combination of these two companies creates a bench of some of the very best leaders in the grocery industry. I look forward to sharing the names of our executive management with you very soon.

In summary, we end fiscal 2006 with the prospect of a very bright future, as we look out toward creating a new enterprise that presents so much promise. The new SUPERVALU will embody some of the industry's best regional name plates, a broad based future growth potential, and the right formula to sustain grocery retail success.

With that, I would now like to open it up to questions.

 QUESTION AND ANSWER


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OPERATOR


 Thank you. [OPERATOR INSTRUCTIONS] The first question is from John Heinbockel from Goldman Sachs.


--------------------------------------------------------------------------------
 JOHN HEINBOCKEL  - GOLDMAN SACHS - ANALYST


 Jeff, one large question, the fourth quarter was sort of a tough quarter. I know the environment was not great. Can you talk a little bit about how the environment maybe has changed more recently, obviously gas prices have gone higher. What are you doing to combat the advantage some of guys with fuel centers have, and finally, was there any distraction from the deal that would have impacted the fourth quarter from your operating guys, or basically that's not an issue?


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Well, John, for the second part of the question, I don't think the distraction affected our operations in the field at all, to speak of. Obviously the executive team was focused for certainly a period of time on the transaction, but remember that not only today are they not affected by the deal, but more importantly as the companies come together, there is just no overlap in the field, and we think that's one of the great, one of the real pluses, and I know there is a lot of concern has been expressed about what has been quoted as the integration risk inherent, but I keep repeating that there is no overlap in the field, and the divisions of both SUPERVALU and Albertson's will continue to serve customers really unphased certainly in the early part of this, and downstream will be affected very indirectly, if you will.

As far as the environment, I think the things that we have seen that I think continue, and I expect to continue over the summer certainly, is that we are seeing higher average sales per customer, generally across our businesses in general, and the fact that people do seem to be more cautious in the number of trips they take to shop. I think that's prevalent in not only in supermarket retailing, but I am hearing that's prevalent in other forms of retailing as well.

I think the advantage that you mentioned that some people have had in terms of they have a lot of fuel stations and cross marketing, also I would note that Albertson's has a number of, we'll be acquiring well over 100 fuel stations in this transaction. I think initially that was a very powerful promotional tool. I think that as time has worn on, our expense in the market is it has muted somewhat, but these statistics are very, very hard to measure.

I think one thing is certain, that gas prices, I would anticipate us to see well over $3 gas this summer, and we think the consumer will continue to be affected, and again, we like our positioning by our multi-format approach in that regard.


--------------------------------------------------------------------------------
 JOHN HEINBOCKEL  - GOLDMAN SACHS - ANALYST


 All right. So you don't think that the gas prices will get incrementally more problematic than they have been? They're going to be higher but it doesn't sound like that will be an incremental advantage for those that have fuel centers?

--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 As I said, I think that's beginning to mute somewhat from what I see today, and I don't think it is going to be a strong a promotional impact, as it was early on when gas first started to move a little over a year ago.


--------------------------------------------------------------------------------
 JOHN HEINBOCKEL  - GOLDMAN SACHS - ANALYST


 Okay. Thanks.


--------------------------------------------------------------------------------
OPERATOR


 The next question comes from Jason Whitmer from FTN Midwest Research. Please go ahead.


--------------------------------------------------------------------------------
 JASON WHITMER  - FTN MIDWEST RESEARCH - ANALYST


 Good morning.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Good morning, Jason.


--------------------------------------------------------------------------------
 JASON WHITMER  - FTN MIDWEST RESEARCH - ANALYST


 Jeff, can you go through a lot of the feedback you've been hearing, not only from investors, but maybe from your own people, Albertson's people, and maybe the vendor community. What is the general chatter about, and how are you addressing that?


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 There is a broad reaching question. Well, feedback, you know, the vendor community certainly applauds this kind of transaction. That's been fairly consistent, those that we have talked to say that the size, scale, their questions relate to how are they going to best serve the new entity, and as we give out more information over these next weeks, they will be able to form up their plans on how to best serve the new entity.

Certainly a lot of people in the vendor community like the fact that this is a multi-format kind of approach, and that we tailor things to local markets, and that very much lines up with how they are trying to go to market, as the demographics continue to segment in this country.

In terms of the I read everything, Jason, that the rest of you read. People generally say that if there are concerns they're around the integration risk. I think it has been paraphrased. We continue to be a little bit surprised by the strength of that concern, simply because we are not disrupting and overturning any markets whatsoever. Usually when you have an integration and you have a transaction this size, you have overlaps in the field, and that's where you have disruption to serving customers. We do not intend to have any disruption serving customers.

Other people have said they're very bullish on the field, it's very unusual to have double-digit accretion in a deal of this size as I mentioned particularly with additional leverage and additional equity going out to still be double-digit beyond one-time items, and I think when we are able shortly to provide guidance, we'll be able to talk much more about that perspective.

As I mentioned on my comments, I have seen nothing yet in all of the work that all the teams that are doing between both companies, nothing yet that says we cannot achieve those synergies that we have laid out, or not achieve within the one-time charges that we gave you guidance on earlier. I have met with employees from across both companies rather extensively. There is a lot of excitement about the future that we've created.

It was interesting to me that some of the younger people in both companies have made comments, and this is interesting it came from a lot of people in SUPERVALU. Some of the younger employees said, we appreciate the Company has taken a real strong view of their future, meaning that this is something that's going to last for years and years to come.

I guess I heard about everything you can expect to hear, Jason. I read what you read, and I think until we can, what will be better is when we can in May, really begin to talk about the new leadership team, begin in May to give guidance on specifically for this fiscal year, which we will be prepared we think by that time to do. We will have finished our initial work with all the teams, and when we can begin then, to talk operationally how this will be formed up, and really begin to fully fill in the rest of the vision for this, I look forward to that very aggressively.


--------------------------------------------------------------------------------
 JASON WHITMER  - FTN MIDWEST RESEARCH - ANALYST


 I don't want to jump ahead to what you have to say in May, but I hear a lot that either your current retail expertise, or the lack of bandwidth within the leadership teams today, is something that is a limiting factor. How would you respond to that initially, and how do we move through that in the next six months, twelve months, couple of years?


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Jason, this is a true combination of two companies, and Albertson's is a deep retail company, deep in systems, deep in different competencies and different areas. For example, they have extensive loyalty card marketing for example. We don't have that in SUPERVALU. Their retail systems are designed a little bit different than ours. Their operating divisions fit very well into our portfolio style.

That's one of the things initially when we did our diligence on this that they were very pleased to, and gave us a lot of comfort as we met with the leadership of those teams. We're ready to go, I really look forward to being able to talk more extensively about all of these matters.


--------------------------------------------------------------------------------
 JASON WHITMER  - FTN MIDWEST RESEARCH - ANALYST


 Thanks.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Thanks, Jason.


--------------------------------------------------------------------------------
OPERATOR


 The next question comes from Mark Husson from HSBC. Please go ahead.


--------------------------------------------------------------------------------
 MARK HUSSON  - HSBC INVESTMENT BANK - ANALYST


 Jeff, I wanted to focus back on the core business of SUPERVALU. It is firm, if you look at the business in the fourth quarter, and you added back some of the one-time items, you have got sort of flattish sales, and flattish operating profits in both businesses.

Now, I know you're going to go through some guidance for the coming year and you had some costs, and predeal costs and investments in the distribution businesses this year.

But you have got some other costs coming up in the coming year. You have got some stock options expenses, for instance. I haven't really heard anything from what you're planning to do, other than the normal retail blocking and tackling, that's going to lift this business up for a bit from a rather flat profile right now?

--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Well, there was a lot of noise in the quarter, Mark, and we tried to do the best we can to lay it out as simply as we could. Pam in her comments really walked you through the whole year, and as you have already commented, if you add back the items for the full year, you do note an increase in earnings until you apply the cost of the T squared, the supply chain initiative, and then it does really bring it back to flat.

That was really probably the biggest item on a steady state operating basis, other than the one-time items that affected us for last year, and a little softer sales environment as well. A little bit softer at the end of the year than we would have expected earlier in the year. We have not yet given specific numbers out on stock option expensing. We'll be doing that when we provide guidance, and as I said we're going to do that as quickly as we can do it. We won't wait until the first quarter. We intend to do that in May.

We've got a lot of initiatives we talked about, which will create, had we not done this transaction, we would be certainly talking more about the earnings increases and the momentum that we had in SUPERVALU this year. Those would have included talking about our produce initiative that really now is fully operational and will mature this year.

We do still have some expense this year for the transformational technology that's going here in the northern region, although we would be talking more about starting to project out the benefits of that, as we move into fiscal '08 when it will be fully functional. Sunflower is a very exciting part for this year. Sunflower is, as Pam mentioned, we should have at least five in this year, hoping that we can commit to even more than that, and we'll talk about that later on in the year.

We also haven't talked a lot about TLC, and TLC we just turned the first year on TLC which for those who don't know is our logistics company, our third-party management supply chain business that we acquired a year ago, and brought in some existing SUPERVALU functions in. TLC we think is off to a very good start this year.

I expect a real strong growth year out of TLC this year, and Save-A-Lot just by the fact we're talking a lot about the acquisition, we haven't mentioned very much about Save-A-Lot. Save-A-Lot as you well know in March, we sold off the standalone dollar stores, the Deals stores. That affects Save-A-Lot in a lot of positive ways this year. Save-A-Lot I expect to have a very strong year this year, as Pam mentioned, we've got some very important new markets. South Texas.

As we go along the border of Mexico and open stores, and in the Pacific Northwest. You will also note we're going to open 35, we hope, corporate stores out of the 85 total, excuse me, 75 total, and that's a much higher ratio, which we said last year that we would begin to do this year, so we can control the timing of our growth in Save-A-Lot more directly.

We also mentioned as a part of the Sunflower, our private label move in organic and natural with Nature's Best, and I won't repeat those numbers here. Had we not been doing this market ,we would have talked a lot more about those, and I think you would have seen a steady good solid increase in earnings and SUPERVALU had we continued to stand alone.


--------------------------------------------------------------------------------
 MARK HUSSON  - HSBC INVESTMENT BANK - ANALYST


 Okay. In the core retail businesses is sounds like you're a bit of a prisoner still in the, of the external market environment?


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Well, I wouldn't quite use as often, I wouldn't use your terminology directly, as a prisoner. We have a couple markets that are tougher than others, and we have some that look very strong this year, in terms of growth. Comp store sales in some markets are going to be a little tougher, just simply because of the amount of square footage that is being introduced initially into those markets.

In other markets we're turning the corner on those conditions from last year, and I expect increases this year off of those.


--------------------------------------------------------------------------------
 MARK HUSSON  - HSBC INVESTMENT BANK - ANALYST


 Final bit of color then, would it be fair to assume you would have positive comp store sales in the retail businesses in SUPERVALU in this coming year?

--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 I am going to hold comment on that until we begin to talk about our outlook for this year and our guidance. That's complicated in the fact of how the rules on how you have to report comp sales with a transaction of this size, and before I messed it up, I am going to wait and do that in May.


--------------------------------------------------------------------------------
 MARK HUSSON  - HSBC INVESTMENT BANK - ANALYST


 Fair enough. Good luck.


--------------------------------------------------------------------------------
OPERATOR


 The next question is from Louis Sarkes of Chesapeake Partners.


--------------------------------------------------------------------------------
 LOUIS SARKES  - CHESAPEAKE PARTNERS - ANALYST


 Jeff, have you noticed in any way that you can quantify, now that we've been through two cycles of it with gasoline prices, on any of the different formats, with the rise at the end of last summer, and then the respite, and now looks like we're in a rising gas environment again. Is there any trends or effects that you can pull out of this?


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Well as I said earlier in the call, I think one trend that is clear to us is that people are shopping less frequently, are trying to consolidate their shopping trips more, and we see that being affected in average sales across most of our businesses. We did report that Save-A-Lot had positive comp store sales.

We obviously think Save-A-Lot is a very good alternative in this environment, although we we've seen Save-A-Lot perform really in all environments, but this one we think it has the opportunity to stand out a little more if you will, as a good alternative to value shopping and food. I haven't seen anything that tells me that people are leaving for example, higher end shopping shores and trading down necessarily.

We do see that a little bit I think in Save-A-Lot because it does cut across a very large part of the demographic of our country, so I do think you see people moving around at that spectrum, but I don't see we haven't seen anything that indicates to me that people are abandoning more premium retailers, and trading down into the middle, if I can use that terminology. We haven't seen anything that indicates that.

If also seems like it takes a little time once things happen in the economy, whether it be gas prices or other things, inflation rates, it takes three to six months before you really see the trends filter down.


--------------------------------------------------------------------------------
 LOUIS SARKES  - CHESAPEAKE PARTNERS - ANALYST


 That is what I was wondering, now that we've seen six months since last summer, fall, if there was anything you could really codify or conclude out of it yet?


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Other than what I mentioned, I think that's what we see so far, Louis.


--------------------------------------------------------------------------------
 LOUIS SARKES  - CHESAPEAKE PARTNERS - ANALYST


 Great. Thank you.

--------------------------------------------------------------------------------
OPERATOR


 Our next question is from Steve Chick with J.P. Morgan. Please go ahead.


--------------------------------------------------------------------------------
 STEVE CHICK  - J.P. MORGAN - ANALYST


 Thanks. A couple detail questions maybe for Pam, of your $0.51 in charges for the current quarter, what portion of that is cash versus non-cash, and in your cash balance at quarter end, how much asset sale proceeds did you receive during the quarter?


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 Okay. I would say that the majority of the charges in the fourth quarter were non-cash, and as far as the sale, Cub Chicago was sold in the fourth quarter. Deals is actually selling in the first quarter, and we did comment that we sold a couple of the Pittsburgh stores in the fourth quarter. Depending on which items you're looking at, there would be cash or not.


--------------------------------------------------------------------------------
 STEVE CHICK  - J.P. MORGAN - ANALYST


 I guess I calculate you don't issue a cash flow statement, but I come up with roughly 300 million in operating cash flow, and I am wondering what the missing piece, as we try to calculate that as to what the asset sale proceeds might be? Do you have a sense of what the proceeds were during the quarter for Cub and those Pittsburgh stores? Was it material?


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 We don't separately disclose those components, and when our cash flow is filed, you will be able to see a total.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 When the 10-K is filed.


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 When the 10-K is filed.


--------------------------------------------------------------------------------
 STEVE CHICK  - J.P. MORGAN - ANALYST


 Okay. You don't I guess have it handy to tell me now.


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 We haven't separately disclosed that, so you'll have to wait until the 10-K is filed.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Just to reiterate because the Cub Chicago sales most of the charges in the fourth quarter were non-cash.


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 Correct.

--------------------------------------------------------------------------------
 STEVE CHICK  - J.P. MORGAN - ANALYST


 Yes, right, I was looking for what the proceeds might be coming, but okay. Second thing and Pam, we talked about this when you were in town, do you have a sense of the Albertson's stores that you're buying, what percentage of those that you're buying are owned, and what the total square footage of this is of the stores you're purchasing?


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 I guess what I would say for you on that is the best thing to do at this time, because this is still their data is to refer to their 10-K, and they actually do reference in their 10-K owned versus leased.


--------------------------------------------------------------------------------
 STEVE CHICK  - J.P. MORGAN - ANALYST


 Okay.


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 And it's fine markets, so you can get to the markets that we're acquiring.


--------------------------------------------------------------------------------
 STEVE CHICK  - J.P. MORGAN - ANALYST


 Yes, because it seemed like a lot of the owned ones went to CVS on the standalone drug side.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 There is a higher percentage in the properties we are not taking. There is a higher percentage of owned versus nonowned than in what we're taking. The actual numbers by market ,you can get to that in their filing.


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 Clearly owned versus leased was not a component of our decision, because we were looking for strategic markets, and so we acquired the markets we were interested in, irrespective of whether it was predominantly owned or leased.


--------------------------------------------------------------------------------
 STEVE CHICK  - J.P. MORGAN - ANALYST


 Okay. And second really, or kind of reeled to that, more separately, on Save-A-Lot what is the total square footage of the Save-A-Lot banner, that is under your operation right now? You guys give that out?


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 About 16 million approximately I am told.


--------------------------------------------------------------------------------
 STEVE CHICK  - J.P. MORGAN - ANALYST


 Okay. Great. Last two questions if I could, on your just to confirm on the data you guys have provided for the EBITDA numbers as a combined company, it looks like those are LIFO EBITDA and not FIFO. Is that right, Pam?


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 Yes. We have consistently done it that way.

--------------------------------------------------------------------------------
 STEVE CHICK  - J.P. MORGAN - ANALYST


 That's fair. It is actually on a FIFO basis it is even higher, probably favorable but, and then in the other stuff you provided your free cash flow guidance as a combined company, you were using 375 million in cash capital expenditures for your business, and actually it looks like it is lower than that, so your 540 million of free cash guidance as a combined company, could that maybe even be higher?


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 That's a good point. In the current year we did underspend on our capital spending, some of that potentially is going to shift into next year. It is a component of having higher cash at the end of this year versus not, but I wouldn't view that as a permanent item. I would say that's just a shift between calendars.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 We'll also be prioritizing the new capital spend differently, and again we'll talk more about that as we give guidance.


--------------------------------------------------------------------------------
 STEVE CHICK  - J.P. MORGAN - ANALYST


 Okay. Looks like you have a little flexibility to maybe spend a little more if you wanted to on the cash capital side into the ops of the stores maybe, I don't know.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 We'll reprioritize. So that would say we would have more flexibility, yes.


--------------------------------------------------------------------------------
 STEVE CHICK  - J.P. MORGAN - ANALYST


 And last one, I promise.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 You're about four questions over your limit.


--------------------------------------------------------------------------------
 STEVE CHICK  - J.P. MORGAN - ANALYST


 I know. The SEC review process I think is going to be completed in mid-May. Anything unusual so far? Have they asked any questions that you've had to kind of tackle, or pretty status quo at this point?


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 I would say that we're very pleased with the progress we've made, and their commence are as you would expect, and we're hopeful that we can respond to them shortly. The process is moving quite well.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 We are more encouraged now that we could get this closed in early June, than we might have been some weeks ago.

--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 We obviously spent a lot of time in the preparation of the preliminary proxy filing and we're very pleased with the level of comments that we received back.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Steve, you might want to read the 400-plus page proxy to give yourself that comfort.


--------------------------------------------------------------------------------
 STEVE CHICK  - J.P. MORGAN - ANALYST


 Yes, I will do that. Thanks. I appreciate it.


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 You're welcome.


--------------------------------------------------------------------------------
OPERATOR


 The next question is from Meredith Adler from Lehman Brothers. Please go ahead.


--------------------------------------------------------------------------------
 MEREDITH ADLER  - LEHMAN BROTHERS - ANALYST


 Hey, guys, do I get to ask as many questions as Steve.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 It is hard for me to say no, Meredith. Go ahead, shoot.


--------------------------------------------------------------------------------
 MEREDITH ADLER  - LEHMAN BROTHERS - ANALYST


 My first question is, if you could maybe explain to us exactly what integration process will be involved? Do you plan to change point-of-sale systems? Do you change the merchandising systems? Will you change the systems at the distribution centers? I think people know what you're not needing to do, because there is no overlap, but it may not be clear to people, what integration and process is necessary for you to get the synergies you want to get.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 I would comment this way. One of the reasons we formed this collaborative group up between both companies is that we have people working on just those issues. We will bring forward recommendations to our steering committee and to myself, on what the best choices are on merchandising systems and distribution systems, and other technology, what's the best practices, what's the best process.

Generally if I were to give you an overriding comment I would say this, that Albertson's as a pure retail entity has a deeper set of retail systems probably than SUPERVALU does, just on an early look. SUPERVALU on the other hand, being more of a supply chain-oriented company has a deeper look of supply chain technologies and processes. It might very well be that we might utilize more of SUPERVALU on the supply chain, might very well use more of Albertson's on the retail. Those are the things we are in-process now. The people from both companies are giving us those recommendations. We're not trying to just fly by and pick what looks the best. The people who really understand it and really know it are working very well together.

As I said we have over 200 people working on it. We have been very quiet about this, as we try to do a lot of things. There is a tremendous amount of work going on that is not evident between people in both companies, and it has been a very exciting process. Don't forget the synergies are not all resident in just those items that you mentioned.

We have corporate level synergies, public company level synergies, I think 50 to 60 million is the number that we gave out earlier, and we got people working on those taking a look at whose accounting systems, where is the best not only the best function but where is the best place, the most efficient place, and obviously in IT, there is a number of decisions across the same thing.

While all of this is going on, the people serving customers are not disrupted whatsoever. That's very important.


--------------------------------------------------------------------------------
 MEREDITH ADLER  - LEHMAN BROTHERS - ANALYST


 Great. Another question that I have been getting from investors is, if you could talk a little bit about sort of what's happening competitively, very broadly speaking. I know you won't go through every single market. Is the expectation that there are substantial waves of new competition, whether it is competitive openings or changes in sort of pricing behavior, people focusing on Dominique's being revitalized.

When you look at what you're going to be acquiring, do you see substantial changes coming at you? I have heard people say you just hit those stores hit a high water mark and it is all downhill, and I am wondering if you could observe on that, or comment on that.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Everything we have seen occurring is what we anticipated would occur as we looked at these markets and stores, and decided on which markets we would select and which markets we wouldn't.

Nothing has occurred in these markets in terms of supercenters, in terms of as you mentioned Safeway's investments in certain key markets. We anticipated that in Chicago. We anticipated that in southern California. Nothing has occurred yet, that we have not anticipated. When we made this decision strategically to do this, it was really based on several things.

#1 that we could go in and select out those that really fit and that were #1 or #2 in every market, and that we thought had a good sustainability to it and a good outlook, and secondly as I mentioned, we got very comfortable that the division strength that they have, and the market presence that they have, and the leadership that they have in these markets, fits very well into our kind of environment.

It is very unusual to have three quarters almost of your retail properties in markets where you're #1 and #2. We were very conservative when we put our financial projections together for our internal use, as we made a decision to do this transaction. We were very conservative looking out in terms of sales growth, and we factored in these impacts. We were very conservative in terms of EBITDA growth, other than the synergies which we have identified for you.

The only thing I can answer is, the markets are today I don't think are doing anything differently than what we would have anticipated, yes, gas prices are higher than we would have anticipated, but that has the same effect on everyone. So that's my answer for the moment, Meredith.


--------------------------------------------------------------------------------
 MEREDITH ADLER  - LEHMAN BROTHERS - ANALYST


 I think I just want to be a little clearer what the Albertson's that the market knows was really an amalgam of bad and good. I think most people know Jewel and its positioning, but I think there is much less understanding of some of the Albertson's banners that you kept, maybe actually how Acme and Shaw's are doing. They're really because all you ever saw was a [clubbeled] Albertson's as one combined entity. I am trying to help people to see, what you thought you were buying, what you saw because I don't think the market has that visibility.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Well, I will go to the facts once again. We're not going on give out Albertson's information by market whatsoever. I would go back to the facts of what we said is, we purchased markets with an EBITDA 7.2%, and I believe Albertson's overall EBITDA is 5.8% if I recall correctly, which says that there is a vast difference in the performance between those that we bought and those that we did not buy.

In fact, that 7.2 is significantly higher than other competitors in the public report as well. Certainly considerably higher than what SUPERVALU's was even on a combined basis, or even a retail only basis, whatever way you want to look at that.

The difference between the have's and have not's within Albertson's was significant. That's whatever investors assessment of Albertson's is on their performance, whatever that was, it looks much different when you go inside and look at the various pieces. We have tried to make that point every which way that we could possibly make it, and will continue to do that as we can provide guidance later on in the year.


--------------------------------------------------------------------------------
 MEREDITH ADLER  - LEHMAN BROTHERS - ANALYST


 Thank you very much.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Thanks, Meredith.


--------------------------------------------------------------------------------
OPERATOR


 Next question is from Ajay Jain from UBS.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 Good morning.


--------------------------------------------------------------------------------
 AJAY JAIN  - UBS WARBURG - ANALYST


 Good morning I don't know if you can comment on this or not, but since you already highlighted the retention bonuses you expect to concur in relation to Albertson's, is it fair to say that on top of those one-time costs, you will also be absorbing some severance costs after the deal closes, or is severance also included in the $145 million figure you already communicated?


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 All the retention severance, all of those included in the one-time items we have already given out.


--------------------------------------------------------------------------------
 AJAY JAIN  - UBS WARBURG - ANALYST


 Secondly, I know Pam already went through the details behind the charges for the most recent quarter. I want to clarify that the fourth quarter figure related to Newell, and your other supply chain initiatives, was it $0.01 or $0.02 per share that was allocated to growth initiatives?


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 It was a penny in the fourth quarter, Ajay.


--------------------------------------------------------------------------------
 AJAY JAIN  - UBS WARBURG - ANALYST

 Great. Lastly as far as the lower share count, it looks like that was all related to accounting for the convertible. I just want to confirm there was no share buyback activity.

--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 You're absolutely right. It was the fact that the lines were not dilutive in Q4.


--------------------------------------------------------------------------------
 AJAY JAIN  - UBS WARBURG - ANALYST


 Got it. Thank you very much.


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 Thank you.


--------------------------------------------------------------------------------
OPERATOR


 The next question is from Scott Frost from HSBC. Please go ahead.


--------------------------------------------------------------------------------
 SCOTT FROST  - HSBC INVESTMENT BANK - ANALYST


 Just wanted to go over and make sure I understand where all the existing debt versus the bank facility is. The proxy statement you guys have a rough outline on page 6. The SUPERVALU and Albertson's and the core businesses. Where exactly is the existing debt versus the bank facility?


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 Of SUPERVALU?


--------------------------------------------------------------------------------
 SCOTT FROST  - HSBC INVESTMENT BANK - ANALYST


 Yes, the new acquisition facility, the revolver that's going to be outstanding, plus the A&B loans that will be funded, where would they be?


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 That will be at the new facility will be at the SUPERVALU holding company level.


--------------------------------------------------------------------------------
 SCOTT FROST  - HSBC INVESTMENT BANK - ANALYST


 Okay. So the existing debt of SUPERVALU will be -- ?


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 Also in that holding company.


--------------------------------------------------------------------------------
 SCOTT FROST  - HSBC INVESTMENT BANK - ANALYST


 And Albertson's is a subsidiary there?


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 It is in the new Albertson's, which I know was somewhat difficult to follow in the proxy. It is in the new Albertson's entity.

--------------------------------------------------------------------------------
 SCOTT FROST  - HSBC INVESTMENT BANK - ANALYST


 Thank you.


--------------------------------------------------------------------------------
 YOLANDA SCHARTON  - SUPERVALU INC. - VP, IR


 We will take one more question.


--------------------------------------------------------------------------------
OPERATOR


 Thank you. The final question comes from Eric Larson from Piper Jaffray. Please go ahead.


--------------------------------------------------------------------------------
 ERIC LARSON  - PIPER JAFFRAY - ANALYST


 Hi, everyone. I promise I will make it just one question. All that you talked about a lot of the uses of what you can do with some of the cash. Can you just summarize, Jeff, for us how you will prioritize the use of cash, debt pay down, will share buyback be part of the mix? How do dividends fit in? Could you prioritize cash usage going forward, given the Albertson's transaction pending?


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 We'll be very clear on this. We are going to continue to be a dividend paying company. I think we've given some indication before that the dividend would be at a rate similar to what SUPERVALU's rate has been, and beyond that our free cash flow from where we sit today is going to go to pay down debt, and we have no share buybacks, other than what we do for normal compensation and incentive plans, which we do all the time, but we will be funneling free cash flow into debt pay down, as we move back toward investment grade over these next few years.


--------------------------------------------------------------------------------
 ERIC LARSON  - PIPER JAFFRAY - ANALYST


 Great. Thank you.


--------------------------------------------------------------------------------
 JEFF NODDLE  - SUPERVALU INC. - CHAIRMAN, CEO


 You're welcome.


--------------------------------------------------------------------------------
 YOLANDA SCHARTON  - SUPERVALU INC. - VP, IR


 Thank you, everyone. We'll be available for more calls after this. Thank you. Have a great day.


--------------------------------------------------------------------------------
 PAM KNOUS  - SUPERVALU INC. - EVP, CFO


 Thank you.


--------------------------------------------------------------------------------
OPERATOR


 Thank you for participating in SUPERVALU's fiscal 2006 fourth quarter and year end conference call. This concludes the conference for today. You may all disconnect at this time.

--------------------------------------------------------------------------------
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MATERIALLY, INCLUDING REQUIRED APPROVALS BY SUPERVALU AND ALBERTSONS
STOCKHOLDERS AND REGULATORY AGENCIES, THE POSSIBILITY THAT THE ANTICIPATED BENEFITS FROM THE ACQUISITION CANNOT BE FULLY REALIZED OR MAY TAKE LONGER TO REALIZE THAN EXPECTED, THE POSSIBILITY THAT COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF ALBERTSONS OPERATIONS INTO SUPERVALU WILL BE GREATER THAN EXPECTED, THE IMPACT OF COMPETITION AND OTHER RISK FACTORS RELATING TO OUR INDUSTRY AS DETAILED FROM TIME TO TIME IN EACH OF SUPERVALU'S AND ALBERTSONS REPORTS FILED WITH THE SEC. YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS PRESS RELEASE. UNLESS LEGALLY REQUIRED, SUPERVALU UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

ADDITIONAL INFORMATION

         SUPERVALU AND ALBERTSON'S HAVE FILED A PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. YOU WILL BE ABLE TO OBTAIN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT SUPERVALU AND ALBERTSONS, FREE OF CHARGE, AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE FILINGS WITH THE SEC THAT WILL BE INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAN ALSO BE OBTAINED, FREE OF CHARGE, BY DIRECTING A REQUEST TO SUPERVALU INC., 11840 VALLEY VIEW ROAD, EDEN PRAIRIE, MINNESOTA, 55344, ATTENTION: CORPORATE SECRETARY, OR TO ALBERTSON'S, INC., 250 EAST PARKCENTER BOULEVARD, BOISE, IDAHO, 83706-3940, ATTENTION: CORPORATE SECRETARY.
         THE RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS OF SUPERVALU AND ALBERTSONS AND OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED TRANSACTION. INFORMATION REGARDING SUPERVALU'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS PROXY STATEMENT FILED WITH THE SEC BY SUPERVALU ON MAY 12, 2005, AND INFORMATION REGARDING ALBERTSONS DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS PROXY STATEMENT FILED WITH THE SEC BY ALBERTSONS ON MAY 6, 2005. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE. INVESTORS SHOULD READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.


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